EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to September 30, 2005 Consolidated Financial Statements
CONSOLIDATED FINANCIAL RATIOS — MEDIUM TERM NOTES & DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium term notes and debt securities and are for the 12-month period then ended.

	September 30
	2005	2004
Interest coverage on long-term debt:

Net earnings	12.4	5.5

Cash flow	18.0	15.8